TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

     Mueller's earnings rose 32 percent for the first quarter of 1996 compared with the same quarter of 1995. Gross profit, net earnings, pounds of product produced and shipped, and earnings per share all reached record levels. This is our seventh record quarter in a row and the 17th consecutive quarter of strong earnings performance.

     Earnings for the first quarter of 1996 were $13.3 million, or 69 cents per share, compared to earnings of $10.1 million or 53 cents per share for the same quarter of 1995.

     Net sales for the first quarter of 1996 totaled $180.5 million, an increase of 5.1 percent over sales of $171.8 million for the first quarter of 1995. Furthermore, we shipped 109.3 million pounds of product in the first quarter, or 5.6 percent more than the same period the year before.

     Mueller's manufacturing operations performed very well during the first quarter. The brass rod mill operated at full capacity and the same was true of our copper tube mill. Our copper fittings business showed continued strength and margins were good. However, our plastic fittings business was once again disappointing as competitive pressure kept margins at depressed levels.

     Over the past 24 months, our Company has invested approximately $100 million in capital improvement programs. The purpose was to reduce costs, update technology, and increase productivity and yield. In the first quarter of 1996, we realized the initial increment of benefits these programs were designed to achieve. We believe that additional benefits will accrue as the year progresses. By year-end, we expect to fully benefit from these programs.

     In March 1996, Mueller acquired the minority interest in Alaska Gold Company, thereby making it a wholly owned subsidiary. Alaska Gold mines gold in Nome, Alaska and as a wholly owned subsidiary, we will have greater flexibility in planning for its future.

     We are optimistic that business will remain strong for the balance of 1996, provided interest rates do not escalate. Currently, long-term mortgage rates are low by historical standards. This usually signals good demand for housing and consequently for the products we manufacture.

     Our Annual Stockholders' meeting will be held in Memphis, Tennessee on May 8, 1996. By now, you should have received the notice of the meeting as well as the proxy material and the 1995 Annual Report. We welcome your attendance, but if you cannot attend, we urge you to sign and return your proxy card.




Sincerely,


/S/ HARVEY L. KARP
Harvey L. Karp
Chairman of the Board


/S/ WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief
Executive Officer


April 18, 1996




CORPORATE NEWS


O'HAGAN RECOGNIZED IN CEO OF THE YEAR COMPETITION

William D. O'Hagan, Chief Executive Officer of Mueller Industries, Inc., was the bronze award winner in the Industrial: Metals category of Financial World magazine's CEO of the Year competition. The annual competition begins with more than 3,000 CEOs in a wide variety of industry groups. The winners are determined by an exhaustive peer evaluation process.

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                              For the Quarter Ended
                                         March 30, 1996          April 1, 1995
Net sales                                $   180,515             $   171,770

Cost of goods sold                           143,532                 140,560
Depreciation and amortization                  4,450                   3,646
Selling, general, and
   administrative expense                     13,904                  12,967
                                             -------                 -------
Operating income                              18,629                  14,597

Interest expense                              (1,240)                 (1,377)
Other income, net                              1,880                   1,473
                                             -------                 -------
Income before taxes                           19,269                  14,693
Income tax expense                             5,977                   4,643
                                             -------                 -------

Net income                               $    13,292                $ 10,050
                                             =======                 =======

Net income per share:
   Primary:
      Average shares outstanding              19,368                  18,898
      Net income                         $      0.69             $      0.53
                                             =======                 =======

   Fully Diluted:
      Average shares outstanding              19,464                  18,956
      Net income                         $      0.68             $      0.53
                                             =======                 =======




















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                         March 30, 1996      December 30, 1995
ASSETS
Cash and cash equivalents                $   45,471              $   48,357
Accounts receivable, net                     99,328                  83,712
Inventories                                  64,731                  66,360
Other current assets                         15,180                  12,609
                                            -------                 -------
     Total current assets                   224,710                 211,038

Property, plant and equipment, net          224,116                 221,012
Other assets                                 18,352                  18,785
                                            -------                 -------
                                         $  467,178              $  450,835
                                            =======                 =======

Liabilities and Stockholders' Equity

Current portion of long-term debt        $   16,837              $   16,249
Accounts payable                             23,159                  16,931
Other current liabilities                    35,823                  34,704
                                            -------                 -------
     Total current liabilities               75,819                  67,884

Long-term debt                               55,792                  59,653
Other noncurrent liabilities                 35,891                  37,423
                                            -------                 -------
     Total liabilities                      167,502                 164,960

Minority interest in subsidiaries               325                       -

Stockholders' equity                        299,351                 285,875
                                            -------                 -------
                                         $  467,178              $  450,835
                                            =======                 =======

Book value per share                     $    17.23              $    16.48
                                            =======                 =======












